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                             June 7, 2021

       Le Yu
       Chief Strategy Officer
       Dingdong (Cayman) Ltd
       Building 6, 500 Shengxia Road,
       Shanghai, 200125
       People   s Republic of China

                                                        Re: Dingdong (Cayman)
Ltd
                                                            Amended Draft
Registration Statement on Form F-1
                                                            Submitted May 21,
2021
                                                            CIK No. 0001854545

       Dear Ms. Yu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amended Draft Registration Statement Submitted on May 21, 2021

       Prospectus Summary, page 1

   1. We note your response to our prior comment 1. However, it appears you have only revised your disclosure
in certain places of the filing to precede disclosure of GMV with disclosure of your
revenues. For example, on page 1 in the second paragraph of the overview section you
only discuss GMV. Please revise your disclosure throughout the filing, as applicable,
to precede disclosure of GMV with disclosure of your revenues in each section.
 Le Yu
FirstName  LastNameLe
Dingdong (Cayman)  LtdYu
Comapany
June 7, 2021NameDingdong (Cayman) Ltd
June 7,
Page 2 2021 Page 2
FirstName LastName
Conventions That Apply to This Prospectus, page 7

2. We note your response to our prior comment 4. You have revised your definition to remove the language "regardless of whether the products are sold or delivered," however, your GMV amounts have not changed. Accordingly, please tell us whether or not your
         GMV measure includes any revenue for items not sold.
If our expansion into new geographical areas is not successful, page 18

3. We note your response to prior comment 11. Please revise here and in the Business section to more fully discuss the aggressive pricing model that you use to enter new markets and its short-term affect on your profitability. In addition, please revise to explain how long you typically maintain aggressive pricing and clarify how you determine whether the order density is sufficient for you to maintain operations in a market.
Any lack of requisite approvals, licenses, permits or filings, page 25

4. We note your response to prior comment 5 and re-issue. Please revise your disclosure to explain why you have chosen to register certain regional processing centers and fulfillment stations, even though you do not believe you are required to do so. To the extent registered centers and stations impose additional costs and burdens, please discuss.
Key Operating Metrics, page 101

5. We note your response to prior comment 12. To the extent that you provide metrics by member, it is unclear why member retention rates would not be material to an investor's understanding. Please revise to disclose your retention rates or explain why they are unnecessary.
Dingdong Membership, page 113

6. We note your response to prior comment 14. Please disclose the current fee structure, including the range of prices at which your various memberships are offered. In addition, please provide additional information about your discounting practices.
Procurement, page 114

7. We are unable to locate your revisions in response to prior comment 15 and therefore re-
         issue the prior comment, in part. Please revise to provide further detail about how your products are sourced and the costs incurred by farmers to comply with your D-GAP agricultural practices. While we note your added disclosure at page 116, please explain how you determine which products and suppliers will be subject to exclusivity clauses and non-compete clauses.
 Le Yu
FirstName  LastNameLe
Dingdong (Cayman)  LtdYu
Comapany
June 7, 2021NameDingdong (Cayman) Ltd
June 7,
Page 3 2021 Page 3
FirstName LastName
Technology, page 120

8. We note your response to prior comment 18. Given that your prospectus disclosure appears to emphasize that you are a technology company, please expand the discussion of your digitalization and artificial intelligence capabilities. Specifically, discuss in greater detail how you develop and acquire technology and your strategy to pursue continued
         technological advancement and future initiatives.
       You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Steve Lin